Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES ï DEPOSITS ï CERTIFICATES

Principal Protected Notes	Principal Protected Notes Based Upon a Basket of Currencies Due 2012

Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
(Related to the Pricing Supplement No. 2009-MTNDD435 Subject to Completion, Dated October 5, 2009, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 5, 2009

            2  ï  Principal Protected Notes

Principal Protected Notes

Based Upon a Basket of Currencies Due 2012

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering before making your decision to invest in the Notes.

You may access the pricing supplement relating to this offering by reviewing our filings for October 6, 2009 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

■	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the Notes

The Principal Protected Notes Based Upon a Basket of Currencies (the “Notes”) are offered by Citigroup Funding Inc. and have a maturity of approximately three years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The Notes combine the investment characteristics of debt and currency investments and pay an amount at maturity that will depend on the percentage change in the value of a basket (the “Underlying Basket”) of six currency exchange rates: the euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona and the Swiss franc (each a “Basket Currency”), each relative to the U.S. dollar (each a “Basket Currency Exchange Rate”). The contribution of each of the six Basket Currency Exchange Rates will be calculated within the Underlying Basket by using an Exponential Allocation which will be different for each Basket Currency Exchange Rate and will be equal to 0.5760 for the U.S. dollar/euro exchange rate, 0.1360 for the U.S. dollar/Japanese yen exchange rate, 0.1190 for the U.S. dollar/British pound exchange rate, 0.0910 for the U.S. dollar/Canadian dollar exchange rate, 0.0420 for the U.S. dollar/Swedish krona exchange rate and 0.0360 for the U.S. dollar/Swiss franc exchange rate.

If the value of the Basket Currencies relative to the U.S. dollar, as expressed by the Basket Currency Exchange Rates and calculated within the Underlying Basket, increases from the Pricing Date to the Valuation Date, then the Ending Value of the Underlying Basket will be lower than its Starting Value. Thus, the Notes pay an amount at maturity that will depend on the amount, if any, by which the Ending Value of the Underlying Basket falls below its Starting Value. If the Ending Value of the Underlying Basket is greater than or equal to its Starting Value, the payment you receive at maturity for each Note will equal $10. If the Ending Value is less than the Starting Value, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 100% to 120% (to be determined on the Pricing Date) of the return on an investment directly linked to the depreciation of the Underlying Basket because of the Participation Rate of approximately 100% to 120% (to be determined on the Pricing Date). All payments on the Notes are subject to the credit risk of Citigroup Inc.

Each Basket Currency Exchange Rate used to measure the performance of the Basket Currencies is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, a decrease in a Basket Currency Exchange Rate means that the value of that Basket Currency has increased as measured against the U.S. dollar. For example, if the U.S. dollar/euro exchange rate has decreased from 1.00 to 0.50, it means the value of one euro (as measured against the U.S. dollar) has increased from $1.00 to $2.00. Conversely, an increase in a Basket Currency Exchange Rate means that the value of that Basket Currency has decreased as measured against the U.S. dollar.

Principal Protected Notes  ï  3

Some key characteristics of the Notes include:

■	Principal Protection. Your initial investment is 100% principal protected, subject to the credit risk of Citigroup Inc., if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Notes to maturity, you will receive at maturity an amount in cash equal to your initial investment plus the Basket Return Amount, which may be positive or zero, subject to the Participation Rate. If the Ending Value is less than the Starting Value, the Basket Return Amount will be positive. In all other circumstances, the Basket Return Amount will be zero, and at maturity you will receive only your initial investment.

■	No Periodic Payments. The Notes will not pay any periodic interest or other periodic payments. Instead, the return on the Notes, if any, will be paid at maturity based upon the percentage change in the value of the Underlying Basket during the term of the Notes. The return on the Notes will vary depending on the performance of the Underlying Basket and may be lower than that of a conventional fixed-rate debt security. The return on the Notes may be zero.

■	Tax Treatment. The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations — United States Investors” in the pricing supplement related to this offering for further information.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks.  You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

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Types of Investors

The Notes are not a suitable investment for investors who require regular fixed-income payments since no interest payments or investment returns, if any, will be paid prior to the maturity of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal protected basis.

■	Investors who expect appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to diversify their underlying asset class exposure.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.225 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

Principal Protected Notes  ï  5

Preliminary Terms

Issuer:	Citigroup Funding Inc.

Security:	Principal Protected Notes Based Upon a Basket of Currencies Due 2012.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of the Issuer’s Obligations:
As of October 5, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment.

Principal Protection:	100% if held on the Maturity Date, subject to the credit risk of Citigroup Inc.

Pricing Date:	October , 2009.

Issue Date:	Approximately three Business Days after the Pricing Date.

Valuation Date:	Approximately five Business Days before the Maturity Date.

Business Day:
“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Maturity Date:	Approximately three years after the Issue Date.

Issue Price:	$10 per Note.

Underlying Basket:
A currencies basket that is based on six currency exchange rates: the euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona and the Swiss franc, each relative to the U.S. dollar. The contribution of each of the six Basket Currency Exchange Rates will be calculated within the Underlying Basket by using an Exponential Allocation which will be different for each Basket Currency Exchange Rate and will be equal to 0.5760 for the U.S. dollar/euro exchange rate, 0.1360 for the U.S. dollar/Japanese yen exchange rate, 0.1190 for the U.S. dollar/British pound exchange rate, 0.0910 for the U.S. dollar/Canadian dollar exchange rate, 0.0420 for the U.S. dollar/Swedish krona exchange rate and 0.0360 for the U.S. dollar/Swiss franc exchange rate.

Currency Exchange Rate for the Euro:
The U.S. dollar/euro exchange rate (USDEUR) in the global spot foreign exchange market, expressed as the amount of euros per one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the euro/U.S. dollar exchange rate that is reported by Reuters on Page “WMRSPOT05”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such U.S. dollar/euro exchange rate.

Currency Exchange Rate for the Japanese Yen:
The U.S. dollar/Japanese yen exchange rate (USDJPY) in the global spot foreign exchange market, expressed as the amount of Japanese yens per one U.S. dollar, as reported by Reuters on Page “WMRSPOT12”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Two decimal figures shall be used for the determination of such U.S. dollar/Japanese yen exchange rate.

Currency Exchange Rate for the British Pound:
The U.S. dollar/British pound exchange rate (USDGBP) in the global spot foreign exchange market, expressed as the amount of British pounds per one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the British pound/U.S. dollar exchange rate that is reported by Reuters on Page “WMRSPOT07”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such U.S. dollar/British pound exchange rate.

Currency Exchange Rate for the Canadian Dollar:
The U.S. dollar/Canadian dollar exchange rate (USDCAD) in the global spot foreign exchange market, expressed as the amount of Canadian dollars per one U.S. dollar, as reported by Reuters on Page “WMRSPOT09”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Four decimal figures shall be used for the determination of such U.S. dollar/Canadian dollar exchange rate.

Currency Exchange Rate for the Swedish Krona:
The U.S. dollar/Swedish krona exchange rate (USDSEK) in the global spot foreign exchange market, expressed as the amount of Swedish kronas per one U.S. dollar, as reported by Reuters on Page “WMRSPOT07”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Four decimal figures shall be used for the determination of such U.S. dollar/Swedish krona exchange rate.

Currency Exchange Rate for the Swiss Franc:
The U.S. dollar/Swiss franc exchange rate (USDCHF) in the global spot foreign exchange market, expressed as the amount of Swiss francs per one U.S. dollar, as reported by Reuters on Page “WMRSPOT07”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Four decimal figures shall be used for the determination of such U.S. dollar/Swiss franc exchange rate.

Periodic Interest:	None.

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Maturity Payment:	Initial investment plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount:	For each $10 Note: $10 x Basket Return Percentage x Participation Rate (provided that the Basket Return Amount will not be less than zero).

Participation Rate:	100% to 120% (to be determined on the Pricing Date).

Basket Return Percentage:	Starting Value − Ending Value Starting Value

Starting Value:
  on the Pricing Date, equal to:

The product of (i) the Constant Factor, (ii) the U.S. dollar/euro exchange rate on the Pricing Date raised to the power of its Exponential Allocation, (iii) the U.S. dollar/Japanese yen exchange rate on the Pricing Date raised to the power of its Exponential Allocation, (iv) the U.S. dollar/British pound exchange rate on the Pricing Date raised to the power of its Exponential Allocation, (v) the U.S. dollar/Canadian dollar exchange rate on the Pricing Date raised to the power of its Exponential Allocation, (vi) the U.S. dollar/Swedish krona exchange rate on the Pricing Date raised to the power of its Exponential Allocation, and (vii) the U.S. dollar/Swiss franc exchange rate on the Pricing Date raised to the power of its Exponential Allocation.

Ending Value:
The closing value of the Underlying Basket on the Valuation Date, equal to:

The product of (i) the Constant Factor, (ii) the U.S. dollar/euro exchange rate on the Valuation Date raised to the power of its Exponential Allocation, (iii) the U.S. dollar/Japanese yen exchange rate on the Valuation Date raised to the power of its Exponential Allocation, (iv) the U.S. dollar/British pound exchange rate on the Valuation Date raised to the power of its Exponential Allocation, (v) the U.S. dollar/Canadian dollar exchange rate on the Valuation Date raised to the power of its Exponential Allocation, (vi) the U.S. dollar/Swedish krona exchange rate on the Valuation Date raised to the power of its Exponential Allocation, and (vii) the U.S. dollar/Swiss franc exchange rate on the Valuation Date raised to the power of its Exponential Allocation.

Constant Factor:	50.1345

Exponential Allocation:
For the U.S. dollar/euro exchange rate, 0.5760.

For the U.S. dollar/Japanese yen exchange rate, 0.1360.

For the U.S. dollar/British pound exchange rate, 0.1190.

For the U.S. dollar/Canadian dollar exchange rate, 0.0910.

For the U.S. dollar/Swedish krona exchange rate, 0.0420.

For the U.S. dollar/Swiss franc exchange rate, 0.0360.

Listing:	The Notes will not be listed on any exchange.

Underwriting Discount:	2.25% (including the 2.00% Sales Commission defined below).

Sales Commission Earned:	$0.200 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.

Sales Concession Granted:
Not to exceed $0.200 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:	17313T250.

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Benefits of the Notes

■	Growth Potential. The Basket Return Amount, if any, payable at maturity is based on the Ending Value of the Underlying Basket, enables you to participate in the potential increase in the value of the Basket Currencies relative to the U.S. dollar, as calculated within the Underlying Basket, during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Preservation. If you hold your Notes to maturity, at maturity you will receive at least your initial investment, subject to the credit risk of Citigroup Inc., regardless of the Ending Value of the Underlying Basket.

■	Diversification Potential. The Notes are linked to the Underlying Basket and may allow you to diversify an existing portfolio mix of notes, stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement and “Risk Factors” in the prospectus supplement related to this offering for a full description of risks.

■	The Return on Your Investment May Be Zero. The amount of your return at maturity will depend on the Ending Value of the Underlying Basket. If the Ending Value is equal to or greater than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the Underlying Basket is less than the Starting Value at one or more times during the term of the Notes or if the closing value of the Underlying Basket at maturity falls below the Starting Value.

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield. The amount payable upon maturity of the Notes is linked to the Ending Value of the Underlying Basket. As a result, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and the return on the Notes may be zero.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Reference to a Basket May Lower Your Return. Because the value of the Underlying Basket will be based on the values of each Basket Currency Exchange Rate, a significant decrease in the value of one Basket Currency Exchange Rate during the term of the Notes may be substantially or entirely offset by an increase in the value of the other Basket Currency Exchange Rates during the term of the Notes. This may cause your return on the Notes, if any, to be less than the return on a similar instrument linked to just one or certain of the Basket Currency Exchange Rates.

■	The Basket Currency Exchange Rates are Calculated by Using Unequal Exponential Allocations. The Basket Currency Exchange Rates are calculated within the Underlying Basket by using unequal Exponential Allocations. Therefore, the same percentage change over the term of the Notes in two of the Basket Currency Exchange Rates that have unequal Exponential Allocations would have different effects on the ending value of the Underlying Basket because of the unequal Exponential Allocations. Slight increases in the values of Basket Currency Exchange Rates with higher Exponential Allocations could moderate or wholly offset substantial decreases in the values of Basket Currency Exchange Rates with lower Exponential Allocations.

■	Foreign Currency Risk. Governments, including those the European Union, Japan, the United Kingdom, Canada, Sweden, Switzerland and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency

            8  ï  Principal Protected Notes

or in the event of other developments affecting the Basket Currencies or the U.S. dollar specifically, or any other currency.

■	Secondary Market May Not Be Liquid. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	No Principal Protection Unless You Hold the Notes to Maturity. The market value of Notes in any secondary market may be below your initial investment due to, among other things, limited secondary market trading, changes in the value of the Underlying Basket, interest rates, the Basket Currencies, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup and Citigroup Inc.’s perceived creditworthiness. Thus you could receive substantially less than your initial investment if you sell your Notes prior to maturity.

■	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in one or more of the Basket Currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the Basket Currencies, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Underlying Basket

General. The Underlying Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as Calculation Agent. The Underlying Basket will represent the values from the Pricing Date through the Valuation Date of six currency exchange rates: the euro, the Japanese yen, the British pound, the Canadian dollar, the Swedish krona and the Swiss franc, each relative to the U.S. dollar. The Starting Value of the Underlying Basket will be based on (x) each Basket Currency Exchange Rate on the Pricing Date, as calculated by the Calculation Agent or reported by Reuters, (y) the Exponential Allocation corresponding to each Basket Currency Exchange Rate and (z) the Constant Factor, as set forth below.

		Basket Currency
Basket Currency	Exponential	Exchange Rate on
Exchange Rate	Allocation	Pricing Date

U.S. dollar/euro exchange rate	0.5760
U.S. dollar/Japanese yen exchange rate	0.1360
U.S. dollar/British pound exchange rate	0.1190
U.S. dollar/Canadian dollar exchange rate	0.0910
U.S. dollar/Swedish krona exchange rate	0.0420
U.S. dollar/Swiss franc exchange rate	0.0360

The Starting Value of the Underlying Basket will equal the following formula:

Constant Factor * (U.S. dollar/euro exchange rate on the Pricing Date)0.5760 * (U.S. dollar/Japanese yen exchange rate on the Pricing Date)0.1360 * (U.S. dollar/British pound exchange rate on the Pricing Date)0.1190 * (U.S. dollar/Canadian dollar exchange rate on the Pricing

Date)0.0910 * (U.S. dollar/Swedish krona exchange rate on the Pricing Date)0.0420 * (U.S. dollar/Swiss franc exchange rate on the Pricing Date)0.0360

The Ending Value of the Underlying Basket will be based on (x) each Basket Currency Exchange Rate on the Valuation Date, as calculated by the Calculation Agent or reported by Reuters, (y) the Exponential Allocation corresponding to each Basket Currency Exchange Rate and (z) the Constant Factor. The Ending Value of the Underlying Basket will equal the following formula:

Constant Factor * (U.S. dollar/euro exchange rate on the Valuation Date)0.5760 * (U.S. dollar/Japanese yen exchange rate on the Valuation Date)0.1360 * (U.S. dollar/British pound exchange rate on the Valuation Date)0.1190 * (U.S. dollar/Canadian dollar exchange rate on the Valuation Date)0.0910 * (U.S. dollar/Swedish krona exchange rate on the Valuation Date)0.0420 * (U.S. dollar/Swiss franc exchange rate on the Valuation Date)0.0360

The Constant Factor equals 50.1345.

The Currency Exchange Rate for the euro will equal the U.S. dollar/euro exchange rate (USDEUR) in the global spot foreign exchange market, expressed as the amount of euros per one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the euro/U.S. dollar exchange rate that is reported by Reuters on Page “WMRSPOT05”, or any substitute page,

Principal Protected Notes  ï  9

at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such U.S. dollar/euro exchange rate.

The Currency Exchange Rate for the Japanese yen will equal the U.S. dollar/Japanese yen exchange rate (USDJPY) in the global spot foreign exchange market, expressed as the amount of Japanese yens per one U.S. dollar, as reported by Reuters on Page “WMRSPOT12”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Two decimal figures shall be used for the determination of such U.S. dollar/Japanese yen exchange rate.

The Currency Exchange Rate for the British pound will equal the U.S. dollar/British pound exchange rate (USDGBP) in the global spot foreign exchange market, expressed as the amount of British pounds per one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the British pound/U.S. dollar exchange rate that is reported by Reuters on Page “WMRSPOT07”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Six decimal figures shall be used for the determination of such U.S. dollar/British pound exchange rate.

The Currency Exchange Rate for the Canadian dollar will equal the U.S. dollar/Canadian dollar exchange rate

(USDCAD) in the global spot foreign exchange market, expressed as the amount of Canadian dollars per one U.S. dollar, as reported by Reuters on Page “WMRSPOT09”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Four decimal figures shall be used for the determination of such U.S. dollar/Canadian dollar exchange rate.

The Currency Exchange Rate for the Swedish krona will equal the U.S. dollar/Swedish krona exchange rate (USDSEK) in the global spot foreign exchange market, expressed as the amount of Swedish kronas per one U.S. dollar, as reported by Reuters on Page “WMRSPOT07”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Four decimal figures shall be used for the determination of such U.S. dollar/Swedish krona exchange rate.

The Currency Exchange Rate for the Swiss franc will equal the U.S. dollar/Swiss franc exchange rate (USDCHF) in the global spot foreign exchange market, expressed as the amount of Swiss francs per one U.S. dollar, as reported by Reuters on Page “WMRSPOT07”, or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Four decimal figures shall be used for the determination of such U.S. dollar/Swiss franc exchange rate.

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Hypothetical Historical Data on the Underlying Basket

The following table sets forth the hypothetical historical closing values of the Underlying Basket on the last Business Day of each month, commencing in January 2004 and ending in October 2009. Each value was calculated as if the Underlying Basket had been created on January 2, 2004. The Underlying Basket actually will be established on the Pricing Date. The hypothetical historical closing values set forth below in the table and the graph have not been reviewed or verified by any independent third party.

Actual historical closing values of each Basket Currency Exchange Rate were used to calculate the hypothetical historical closing values of the Underlying Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Underlying Basket on the Pricing Date or the future performance of the Underlying Basket. Any hypothetical historical upward or downward trend in the value of the Underlying Basket during any period set forth below is not an indication that the Underlying Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2004	2005	2006	2007	2008	2009

January	87.20	83.57	88.96	84.60	75.18	86.00
February	87.31	82.51	90.11	83.57	73.71	88.01
March	87.61	84.06	89.73	82.93	71.80	85.43
April	90.48	84.43	86.11	81.45	72.51	84.61
May	88.90	87.76	84.72	82.30	72.88	79.35
June	88.80	89.09	85.16	81.92	72.46	80.13
July	89.96	89.35	85.30	80.77	73.23	78.35
August	88.94	87.58	85.05	80.79	77.38	78.17
September	87.37	89.52	86.03	77.72	79.45	76.65
October	84.91	90.07	85.32	76.48	85.63
November	81.82	91.57	82.95	76.15	86.52
December	80.85	91.17	83.65	76.70	81.31

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The following graph sets forth the hypothetical historical closing values of the Underlying Basket on each Business Day commencing on January 2, 2004 and ending on October 2, 2009. Hypothetical past movements of the Underlying Basket are not indicative of future closing values.

Hypothetical Historical Underlying Basket Closing Values

The source of the data on each Basket Currency Exchange Rate used to compute the hypothetical historical closing values of the Underlying Basket is Bloomberg.

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Hypothetical Maturity Payments

The Basket Return Amount will depend on the Ending Value of the Underlying Basket. Because the value of the Underlying Basket may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Underlying Basket on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Value of the Underlying Basket is 77.00, that the Basket Return Amount cannot be less than zero, that the term of the Notes is three years, that a Note is held to maturity, and that the Participation Rate is 110%.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment of $10. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment in the Notes. In such case, due to the hypothetical Participation Rate of 110%, the return on a Note will be approximately 110% of the return on an investment directly linked to the depreciation of the Underlying Basket.

					Hypothetical
	Hypothetical	Hypothetical	Hypothetical		Per
Hypothetical	Basket	Basket Return	Maturity	Hypothetical	Annum
Ending	Return	Amount per	Payment	Total Return	Return on
Value	Percentage(1)	Note(2)	per Note(3)	on the Notes	the Notes(4)
27.00	64.94%	$7.14	$17.14	71.43%	19.68%
37.00	51.95%	$5.71	$15.71	57.14%	16.26%
47.00	38.96%	$4.29	$14.29	42.86%	12.62%
57.00	25.97%	$2.86	$12.86	28.57%	8.74%
67.00	12.99%	$1.43	$11.43	14.29%	4.55%
77.00	0.00%	$0.00	$10.00	0.00%	0.00%
87.00	—12.99%	$0.00	$10.00	0.00%	0.00%
97.00	—25.97%	$0.00	$10.00	0.00%	0.00%
107.00	—38.96%	$0.00	$10.00	0.00%	0.00%
117.00	—51.95%	$0.00	$10.00	0.00%	0.00%

(1)	Basket Return Percentage = (Starting Value-Ending Value)/Starting Value
(2) Basket Return Amount = $10 x Basket Return Percentage x 110%, provided that the Basket Return Amount will not be less than zero.
(3) Maturity Payment = $10 + Basket Return Amount.
(4) Compounded annually.

The examples are for purposes of illustration only. The actual Basket Return Amount will depend on the actual Starting Value, the Ending Value, the Participation Rate, and other relevant parameters.

Principal Protected Notes  ï  13

Hypothetical Historical Basket Return Percentage

The following graph sets forth the hypothetical historical Basket Return Percentage on each Business Day for the 3-year periods ending from January 2, 2007 through October 2, 2009, created using actual historical data on the Basket Currency Exchange Rates from January 2, 2004 through October 2, 2009, with the value of the Underlying Basket set at the start of the 3-year period. Although we have used actual historical data on each of the six currencies comprising the Underlying Basket, the hypothetical historical Basket Return Percentages were generated by the retroactive application of the computation of the Underlying Basket described in “The Underlying Basket” above and do not represent actual Basket Return Percentages.

This graph is for purposes of illustration only and is not intended to be indicative of future values of the

Underlying Basket, the potential return of the Underlying Basket, any of its Basket Currencies or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical Basket Return Percentages in any period set forth below is not an indication that the Basket Return Percentage or the Basket Return Amount on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual Basket Return Percentage will depend on the actual Starting Value and Ending Value of the Underlying Basket. The actual Basket Return Amount will depend on the actual Basket Return Percentage and the Participation Rate. These hypothetical Basket Return Percentages, as well as the historical data used to determine such percentages, have not been reviewed or verified by any independent third party.

Hypothetical 3-Year Historical Basket Return Percentage

The source of the data on each Basket Currency Exchange Rate used to compute the hypothetical historical Basket Return Percentage is Bloomberg.

            14  ï  Principal Protected Notes

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors who hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the Notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

■	U.S. investors will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) although they will receive no cash distributions on the Notes until maturity.

■	At maturity or upon a taxable disposition of the Notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted issue price in the Notes. The adjusted issue price of a Note generally is its purchase price increased by any Tax OID previously accrued.

■	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

■	Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

■	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder. Further, if such holder does not comply with applicable certification requirements (generally, an IRS form W-8BEN), such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Principal Protected Notes  ï  15

Additional Considerations

If no closing value of a Basket Currency Exchange Rate is available on the Valuation Date or on any other relevant Business Day, the Calculation Agent may determine the value of such Basket Currency Exchange Rate in accordance with the procedures set forth in the pricing supplement related to this offering.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

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